Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-197476

Prospectus Supplement No. 4
(To Prospectus dated May 17, 2016)

ENERGY 11, L.P.

An Offering of Common Units of Limited Partnership Interest
Minimum Offering: 1,315,790 Common Units
Maximum Offering: 100,263,158 Common Units

This Prospectus Supplement No. 4 supplements and amends the prospectus dated May 17, 2016, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus, Prospectus Supplement No. 2 dated January 18, 2017 (which was cumulative and replaced all prior supplements), Prospectus Supplement No. 3 dated March 15, 2017, and this Prospectus Supplement No. 4. This prospectus supplement is qualified by reference to the Prospectus, Prospectus Supplement No. 2 and Prospectus Supplement No. 3, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, Prospectus Supplement No. 2 or Prospectus Supplement No. 3, including any supplements and amendments thereto.

This Prospectus Supplement No. 4 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, Prospectus Supplement No. 2 and Prospectus Supplement No. 3.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 17 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 7, 2017.

The Table of Contents on page i of the Prospectus is hereby amended to include the following items.

TABLE OF CONTENTS

Status of the Offering	S-1
Recent Information Involving Class B Units	S-2
Recent Developments	S-2
Index to Financial Statements	F-1

The following disclosure updates the section entitled “Status of the Offering” on page 48 of the Prospectus.

STATUS OF THE OFFERING

In March 2017, the Partnership closed on the issuance of approximately 1.0 million common units at $20.00 per common unit through its ongoing best-efforts offering, representing gross proceeds to the Partnership of approximately $20.1 million and proceeds net of selling and marketing costs of approximately $18.9 million. As of March 31, 2017, the Partnership had completed the sale of a total of approximately 17.7 million common units for total gross proceeds of approximately $348.7 million and proceeds net of selling and marketing costs of $327.7 million. As of March 31, 2017, 82,567,213 common units remain unsold. The Partnership plans to continue to offer common units until April 24, 2017.

S-1

RECENT INFORMATION INVOLVING CLASS B UNITS

E11 Incentive Holdings, LLC (“Incentive Holdings”) was the owner of all Class B units outstanding (62,500) as of March 31, 2017. Since March 31, 2017, Incentive Holdings has transferred substantially all of its assets; on April 5, 2017, Incentive Holdings transferred 18,125 of the 62,500 Class B units to E11 Incentive Carry Vehicle, LLC, an affiliate of Incentive Holdings, for de minimis consideration. On April 6, 2017, the remaining 44,375 Class B units were acquired by Regional Energy Incentives, LP in exchange for approximately $98,000. Regional Energy Incentives, LP is owned by entities that are controlled by Anthony F. Keating, III, Co-Chief Operating Officer of Energy 11 GP, LLC, Michael J. Mallick, Co-Chief Operating Officer of Energy 11 GP, LLC, and David S. McKenney, Chief Financial Officer of Energy 11 GP, LLC.

The Class B units entitle the holder to certain distribution rights after Payout, as described under the heading “Distributions” on page 8 of the Prospectus.

RECENT DEVELOPMENTS

On March 31, 2017, Energy 11 Operating Company, LLC, a wholly owned subsidiary of Energy 11, L.P. (together, the “Partnership”), closed on the purchase of all of the issued and outstanding limited liability company interests (“Transferred Interests”) of Kaiser Acquisition and Development – Whiting, LLC (“Target”), which represent an approximate average 10.5% additional non-operated working interest (“Additional Interest”) in 82 of the Partnership’s 216 existing producing wells and 150 of the Partnership’s 257 future development locations in the Sanish field located in Mountrail County, North Dakota (“Sanish Field Assets”). The Partnership funded a deposit of $1.0 million on March 9, 2017 to purchase the Transferred Interests.

Pursuant to the Interest Purchase Agreement (“Purchase Agreement”), dated March 8, 2017 by and among the Partnership, the Target, and Kaiser Acquisition and Development, LLC and George B. Kaiser (together, the “Seller”), the purchase price for the Transferred Interests was $53.0 million, subject to customary adjustments, consisting of (i) application of the deposit previously made of $1.0 million, (ii) payment of $19.0 million in cash and (iii) delivery of a promissory note (“Seller Note”) payable to the manager of the Seller in an original principal amount equal to $33.0 million.

The Partnership executed the Seller Note in favor of the manager of the Seller (Kaiser-Francis Management Company, L.L.C. as agent for the Seller) in the original principal amount of $33.0 million. The Seller Note bears interest at 5% per annum and is payable in full no later than August 1, 2017 (“Maturity Date”). There is no penalty for prepayment of the Seller Note. Payment of the Seller Note is secured by a mortgage and liens on the Additional Interest in the Sanish Field Assets in customary form.

The first interest payment is due April 30, 2017 and subsequent interest is due on the last day of each month until the Maturity Date. In addition to interest payments on the outstanding principal balance of the Seller Note, the Partnership is required to make a principal payment on or before April 28, 2017 in an amount equal to 100% of the net proceeds the Partnership receives from the sale of its equity securities in April 2017. If the Partnership sells any of its owned property, the Partnership is required to make a principal payment equal to 100% of the net proceeds of such sale until the principal amount of the Seller Note is paid in full.

With the closing on the Additional Interest, the Partnership’s non-operated working interest in the Sanish Field Assets increased to approximately 26-27%, all of which continue to be operated by Whiting Petroleum Corporation (NYSE:WLL), a publicly traded oil and gas company.

The description of the Purchase Agreement set forth above is qualified in its entirety by reference to the Purchase Agreement, a copy of which was filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 10, 2017. The description of the Seller Note set forth above is qualified in its entirety by reference to the Seller Note, a copy of which was filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the SEC on March 31, 2017. Audited Statements of Revenues and Direct Operating Expenses of Properties to be Acquired by Energy 11, L.P. from Kaiser Acquisition and Development – Whiting, LLC under Agreement dated March 8, 2017 for the year ended December 31, 2016 and the period from October 26, 2015 (inception) to December 31, 2015, along with the Partnership’s pro forma financial statements reflecting the Additional Interest in the Sanish Field Assets as of and for the year ended December 31, 2016, are included in this Prospectus Supplement beginning on Page F-2.
S-2

Index to Financial Statements

Audited Statements of Revenues and Direct Operating Expenses of Properties to be Acquired by Energy 11, L.P. from Kaiser Acquisition and Development – Whiting, LLC under Agreement dated March 8, 2017, for the year ended December 31, 2016 and the period from October 26, 2015 (inception) to December 31, 2015:

Independent Auditor’s Report	F-4
Statements of Revenues and Direct Operating Expenses	F-6
Notes to Statements of Revenues and Direct Operating Expenses	F-7

Energy 11, L.P. Unaudited Pro Forma Condensed Combined Financial Statements:
Introduction	F-10
Unaudited Pro Forma Condensed Combined Balance Sheet dated December 31, 2016	F-11
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2016	F-12
Notes to Unaudited Pro Forma Condensed Combined Financial Statements	F-13

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF PROPERTIES TO BE ACQUIRED BY ENERGY 11, L.P. FROM

KAISER ACQUISITION AND DEVELOPMENT – WHITING, LLC

UNDER AGREEMENT DATED MARCH 8, 2017

CONTENTS

Independent Auditor's Report	1

Statements of Revenues and Direct Operating Expenses	3

Notes to Statements of Revenues and Direct Operating Expenses	4

INDEPENDENT AUDITOR'S REPORT

To the Members
Kaiser Acquisition and Development – Whiting, LLC

Report on the Statements of revenues and direct operating expenses

We have audited the statements of revenues and direct operating expenses of properties to be acquired by Energy 11, L.P. from Kaiser Acquisition and Development – Whiting, LLC under agreement dated March 8, 2017, (the Properties) for the year ended December 31, 2016 and the period from October 26, 2015 (inception) to December 31, 2015, and the related notes to the statements of revenues and direct operating expenses.

Management’s Responsibility for the Statements of revenues and direct operating expenses

Management is responsible for the preparation and fair presentation of the statements of revenues and direct operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of statements of revenues and direct operating expenses that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statements of revenues and direct operating expenses based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of revenues and direct operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statements of revenues and direct operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statements of revenues and direct operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of revenues and direct operating expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of properties to be acquired by Energy 11, L.P. from Kaiser Acquisition and Development – Whiting, LLC for the year ended December 31, 2016, and the period from October 26, 2015 (inception) to December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

As described in Note 1 to the statements of revenues and direct operating expenses, the statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form 8-K and is not intended to be a complete presentation of the results of the operations of the Properties.  Our opinion is not modified with respect to this matter.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the statements of revenues and direct operating expenses of the Properties for the year ended December 31, 2016 and the period from October 26, 2015 (inception) to December 31, 2015.  The supplemental oil and natural gas reserve information in Note 4 is presented for purposes of additional analysis and is not a required part of the statements of revenues and direct operating expenses.  Such information has not been subjected to the auditing procedures applied in the audits of the statements of revenues and direct operating expenses, and, accordingly, we do not express an opinion or provide any assurance on it.

/s/ HoganTaylor LLP

Tulsa, Oklahoma
March 29, 2017

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
OF PROPERTIES TO BE ACQUIRED BY ENERGY 11, L.P. FROM
KAISER ACQUISITION AND DEVELOPMENT -- WHITING, LLC UNDER AGREEMENT DATED MARCH 8, 2017
(Amounts in thousands)

	Year ended December 31, 2016	Period from October 26, 2015 (inception) to December 31, 2015

Revenues – oil, natural gas, and natural gas liquids sales	$6,128	$452

Direct operating expenses	1,814	129

Excess of revenues over direct operating expenses	$4,314	$323

See notes to statements of revenues and direct operating expenses.

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
OF PROPERTIES TO BE ACQUIRED BY ENERGY 11, L.P. FROM
KAISER ACQUISITION AND DEVELOPMENT – WHITING, LLC UNDER AGREEMENT DATED MARCH 8, 2017

Year ended December 31, 2016 and the
period from October 26, 2015 (inception) to December 31, 2015

Note 1 – Basis of Presentation

Kaiser Acquisition and Development, LLC (the Company) is a limited liability company created on October 26, 2015 for the purpose of acquiring and developing oil, gas and natural gas liquids producing properties.  The Company is primarily owned by George B. Kaiser (Kaiser), and entities which he controls provide operational, management and administrative services to the Company.  Kaiser Francis Management Company (KFMC), one of the entities primarily owned by Kaiser, performs all treasury functions, including payment of bills and collection of revenues from third parties. The Company has no employees.

On September 30, 2015, the Company, through its manager, entered into an Asset Purchase Agreement (Agreement) with Fidelity Exploration & Production Company (Fidelity) under which the Company agreed to acquire interests in 99 operated wells and 383 nonoperated wells in Mountrail and Stark Counties, North Dakota.  Excluding expiring acreage, this represents approximately 31,000 acres.  The nominal terms of the Agreement required the Company to pay $202 million, adjusted for cash flow between effective and closing dates and customary purchase price adjustments.  On December 7, 2015, the Company closed the purchase and paid $192.7 million.

Effective January 1, 2017, the Company contributed certain nonoperated properties into a new entity, Kaiser Acquisition and Development – Whiting, LLC (KAD – Whiting), which is primarily owned by the Company.  Substantially all of the wells in KAD – Whiting are operated by Whiting Oil and Gas Corporation (Whiting).

On March 8, 2017, KAD - Whiting entered into an agreement with Energy 11, L.P. through its subsidiary, Energy 11 Operating Company LLC (the Buyer), to sell the ownership interest of KAD-Whiting for $53 million payable through a blend of cash and a promissory note, subject to customary purchase price adjustments.  The transaction is scheduled to close in late March 2017. The accompanying statements of revenues and direct operating expenses reflect the operational results for properties applicable to the interests acquired by the Buyer (Properties).

Statements of revenues and direct operating expenses are presented because it is not practicable to obtain full historical audited financial statements with respect to the Properties.  Certain costs such as depletion and depreciation, accretion of asset retirement obligations, as well as general and administrative expenses not directly associated with producing revenues were not included as direct operating expenses.  No portion of general and administrative costs of the Company was included in these financial statements.  Those amounts for the Company were $123,253 and $8,000 for the year ended December 31, 2016, and the period from October 26, 2015 (inception) to December 31, 2015, respectively.  Since the Company has elected to be taxed as a pass-through entity, with taxable income and expense items allocated directly to the individual members of the Company, there was no income tax expense for the Properties during the periods presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Gathering fees are netted with gross revenue. Direct operating expenses are recognized on the accrual method and consist of monthly operator overhead and other direct costs of operating the Properties.  Included in direct operating costs are costs associated with field operating expenses, work-overs and monthly operator overhead.

Note 2 – Additional Cash Flow Information

Excess of revenues over direct operating expenses in the statements of revenues and direct operating expenses approximates net cash provided by operating activities of the Properties during all the periods presented.

Cash flows from investing activities during all the periods presented consist of expenditures for equipment and capitalized intangible drilling costs for the Properties.  These expenditures totaled $298,435 and nil for the year ended December 31, 2016 and the period from October 26, 2015 (inception) to December 31, 2015, respectively.

During all the periods presented, net cash flows from operating and investing activities were settled monthly with the members of the Company and individual property owners.  There were no other cash flows from financing activities of the Properties.

Note 3 – Subsequent Events

Management has evaluated subsequent events through March 29, 2017 the date the accompanying statements of revenue and direct operating expenses were available to be issued.

Note 4 – Supplemental Oil and Natural Gas Reserve Information (Unaudited)

The following reserve estimates present the Company's estimate of the proven natural gas and oil reserves and net cash flow of the Properties, in accordance with the guidelines established by the Securities and Exchange Commission.  These reserve estimates were prepared by KFMC personnel.  The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing natural gas and oil properties.  Accordingly, the estimates are expected to change as future information becomes available.  All the oil and natural gas reserves are in North Dakota.

Reserve Quantity Information

Below are the net quantities of net proved developed and undeveloped reserves and proved developed reserves of the Properties:

	As of December 31,
	2016		2015
	(amounts in thousands)
	Oil (MBbls)	Gas (MMcf)	Oil (MBbls)	Gas (MMcf)
Proved developed reserves:
Beginning of year	2,239	2,457	-	-
Purchase of mineral in place	-	-	2,255	2,469
Revision of estimates	(443)	(311)	-	-
Production	(162)	(151)	(16)	(12)

End of year	1,634	1,995	2,239	2,457

Proved developed reserves:
Beginning of year	2,239	2,457	-	-

End of year	1,634	1,995	2,239	2,457

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves

The standardized measure of discounted future net cash flows relating to oil and natural gas reserves and associated changes in standard measure amounts were prepared in accordance with the provision of Financial Accounting Standard Board ASC 932-235-555.  Future cash inflows were computed by applying average prices of crude oil and natural gas for the last 12 months to estimated future production.  Future production and development costs were computed by estimating the expenditures to be incurred in developing the crude oil and natural gas reserves at the end of the year, based on year end costs and assuming continuation of existing economic conditions.  Future net cash flows are discounted at the rate of 10% annually to derive the standardized measure of discounted cash flows.  Actual future cash inflows may vary considerably, and the standardized measure does not necessarily represent the fair value of the Acquired Properties' crude oil and natural gas reserves.  Standard measure amounts are:

	2016	2015
	(amounts in thousands)

Future cash inflows	$57,042	$94,966
Future production costs	33,865	43,726
Future development costs	-	20

Future net cash flows	23,177	51,220
10% annual discount for timing of cash flows	(9,684)	(23,719)

Standardized Measure	$13,493	$27,501

The 12-month average prices were adjusted to reflect applicable transportation and quality differentials on a well-by-well basis to arrive at realized sales prices used to estimate the Properties' reserves.  The price of other liquids is included in natural gas.  The prices for the Properties' reserves were as follows:

	2016	2015

Representative NYMEX prices:
Natural gas (MMBtu)	$2.49	$2.58
Oil (Bbl)	$42.75	$50.28

Changes in the Standardized Measure of Discounted Future Net Cash Flows at 10% per annum are as follows:

	2016	2015
	(amounts in thousands)

Purchase of reserves in place	$-	$27,640
Sales of oil and gas production	(4,314)	(323)
Changes in price and production costs	(10,836)	-
Accretion of discount	2,750	184
Revision of quantity estimates	(3,395)	-
Timing and other	1,787	-

Change in standardized measure	$(14,008)	$27,501

Estimates of economically recoverable natural gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results.  Therefore, actual production, revenues, development and operating expenditures may not occur as estimated.  The reserve data are estimates only, are subject to many uncertainties, and are based on data gained from production histories and on assumptions as to geologic formations and other matters.  Actual quantities of natural gas and oil may differ materially from the amounts estimated.

Energy 11, L.P.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction

On March 31, 2017, Energy 11 Operating Company, LLC, a wholly owned subsidiary of Energy 11, L.P. (together, the “Partnership”), closed on the purchase of all of the issued and outstanding limited liability company interests (“Acquisition No. 2”) of Kaiser Acquisition and Development – Whiting, LLC, which represents an approximate average 10.5% non-operated working interest in 82 of the Partnership’s 216 existing producing wells and 150 of the Partnership’s 257 future development locations in the Sanish field located in Mountrail County, North Dakota (collectively, the “Sanish Field Assets”). The purchase price for Acquisition No. 2 was $53.0 million, subject to customary adjustments, and consisted of cash payments totaling $20.0 million and the delivery of a promissory note in favor of the seller of $33.0 million. With the closing of Acquisition No. 2, the Partnership increased its non-operated working interest in the Sanish Field Assets to approximately 26-27%.

On January 11, 2017, the Partnership closed on the purchase of all of the issued and outstanding limited liability company interests (“Acquisition No. 1”) of Kaiser-Whiting, LLC, which represented an approximate 11% non-operated working interest in approximately 216 existing producing wells and approximately 257 future development locations in the Sanish Field Assets. The purchase price for Acquisition No. 1 was $130.0 million, subject to customary adjustments, and consisted of cash payments totaling $90.0 million and the delivery of a promissory note in favor of the seller of $40.0 million. The Partnership paid the $40.0 million promissory note, which bore interest at 5% up to the payoff date, in full on February 23, 2017. With the closing of Acquisition No. 1, the Partnership increased its non-operated working interest in the Sanish Field Assets to approximately 22-23%. The Partnership’s original purchase of an 11% non-operated working interest in the Sanish Field Assets was completed in December 2015.

The following unaudited pro forma condensed combined financial statements have been prepared to give pro forma effect to Acquisition No. 1 and Acquisition No. 2, which have been accounted for as asset purchases, as if the acquisitions and the related financing transactions, consisting of the Partnership’s ongoing public offering of the Partnership’s common units and the issuance of the seller notes, had occurred on the dates indicated.

The unaudited pro forma condensed combined financial statements include a balance sheet as of December 31, 2016 and a statement of operations for the year ended December 31, 2016. The unaudited pro forma condensed combined balance sheet and condensed combined statement of operations were derived from the historical audited financial statements of the Partnership as of and for the year ended December 31, 2016 and from the historical financial statements of the sellers.

The unaudited pro forma condensed combined balance sheet gives effect to Acquisition No. 1, Acquisition No. 2 and the related financing transactions of each acquisition as if they occurred on December 31, 2016. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 gives effect to Acquisition No. 1, Acquisition No. 2 and the related financing transactions of each acquisition as if they occurred on January 1, 2016.

The unaudited pro forma condensed combined financial statements and the accompanying unaudited pro forma notes should be read in conjunction with the Partnership’s historical financial statements and related notes for the year ended December 31, 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, together with (a) the audited Statements of Revenues and Direct Operating Expenses of Properties to be acquired by Energy 11, L.P. From Kaiser Acquisition and Development – Whiting, LLC under agreement dated March 8, 2017, which are included in this Form 8-K, and (b) the audited financial statements of Kaiser-Whiting, LLC as of December 31, 2015 and for each of the years in the three year period ended December 31, 2015 and the unaudited financial statements as of September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015, which were filed in the Partnership’s Form 8-K/A on January 5, 2017.

The unaudited pro forma condensed combined financial statements presented herein are based on the assumptions and adjustments described in the accompanying unaudited pro forma notes.  The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and are not indicative of what the financial position might have been or what results of operations might have been achieved had the acquisition and related transactions occurred as of the dates indicated or the financial position or results of operations that might be achieved for any future periods.

Energy 11, L.P.
Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2016

	Energy 11, L.P. Historical	Acquisition No. 1 Pro Forma Adjustments		Acquisition No. 2 Pro Forma Adjustments		Energy 11, L.P. Pro Forma as Adjusted
			Notes		Notes
	(1)	(2)		(3)

Assets
Cash and cash equivalents	$86,800,596	$(120,000,000)	(A)	$(53,000,000)	(AA)	$5,300,596
		39,600,000	(B)	18,900,000	(B)
				33,000,000	(C)
Oil, natural gas and natural gas liquids revenue receivable	2,718,296	-		-		2,718,296
Other current assets	10,038,221	(10,000,000)	(D)	-		38,221
Total Current Assets	99,557,113	(90,400,000)		(1,100,000)		8,057,113

Oil, natural gas and NGL interests, net	151,554,972	130,781,628	(A)	53,318,664	(AA)	335,655,264

Total Assets	$251,112,085	$40,381,628		$52,218,664		$343,712,377

Liabilities and Partners’ Equity
Note payable	$-	$-		$33,000,000	(C)	$33,000,000
Accounts payable and accrued expenses	2,693,023	781,628	(A)	318,664	(AA)	3,793,315
Total Current Liabilities	2,693,023	781,628		33,318,664		36,793,315

Limited partners' interest	248,420,789	39,600,000	(B)	18,900,000	(B)	306,920,789
General partners' interest	(1,727)	-		-		(1,727)
Class B Units	-	-		-		-

Total Partners’ Equity	248,419,062	39,600,000		18,900,000		306,919,062

Total Liabilities and Partners’ Equity	$251,112,085	$40,381,628		$52,218,664		$343,712,377

See accompanying notes to unaudited pro forma condensed combined financial statements.

(1) Balance sheet amounts obtained from the audited financial statements of Energy 11, L.P. as of December 31, 2016.

(2) Balance sheet pro forma adjustments related to Energy 11, L.P.'s completed acquisition of an additional approximate 11% non-operated working interest in the Sanish Field Assets, which closed on January 11, 2017.

(3) Balance sheet pro forma adjustments related to Energy 11, L.P.'s completed acquisition of an additional approximate 4% non-operated working interest in the Sanish Field Assets, which closed on March 31, 2017.

Energy 11, L.P.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2016

	Energy 11, L.P. Historical Year Ended 12/31/2016	Acquisition No. 1 Historical Year Ended 12/31/2016	Acquisition No. 2 Historical Year Ended 12/31/2016	Pro Forma Adjustments	Notes	Energy 11, L.P. Pro Forma as Adjusted
	(1)	(2)	(3)	(4)

Revenue
Oil, natural gas and natural gas liquids revenues	$20,365,338	$20,365,338	$6,128,000	$647,900	(E)	$47,506,576

Operating costs and expenses
Operating expenses, excluding depreciation and amortization	7,681,323	7,681,323	1,814,000	647,900	(E)	17,824,546
Management fees	886,306	-	-	-		886,306
Acquisition related costs	77,550	-	-	(77,550)	(F)	-
General and administrative expenses	1,291,053	457,333	-	-		1,748,386
Depreciation, depletion and amortization	9,526,865	7,594,667	-	(7,594,667)	(G)	20,201,315
				7,810,557	(H)
				2,863,893	(I)
Total operating costs and expenses	19,463,097	15,733,323	1,814,000	3,650,133		40,660,553

Operating income (loss)	902,241	4,632,015	4,314,000	(3,002,233)		6,846,023

Interest expense, net	6,132,805	-	-	1,650,000	(J)	7,782,805

Net income (loss)	$(5,230,564)	$4,632,015	$4,314,000	$(4,652,233)		$(936,782)

Basic and diluted net loss per common unit	$(0.69)					$(0.06)

Weighted average common units outstanding - basic and diluted	7,538,180			7,221,336	(K)	14,759,516

See accompanying notes to unaudited pro forma condensed combined financial statements.

(1) Income statement amounts obtained from the audited financial statements of Energy 11, L.P. for the fiscal year ended December 31, 2016.

(2) Income statement amounts represent historical financial information from Acquisition No. 1.

(3) Income statement amounts represent historical financial information from Acquisition No. 2.

(4) Income statement pro forma adjustments related to Energy 11, L.P.'s completed Acquisitions No. 1 and No. 2 of additional non-operated working interests in the Sanish Field Assets.

Energy 11, L.P.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet of the Partnership as of December 31, 2016, gives effect to the completed Acquisition No. 1, which represents the purchase of an approximate 11% non-operated working interest in the Sanish Field Assets from Kaiser-Whiting, LLC, and the related financing transactions of Acquisitions No. 1. The related financing transactions consist of the completed sale of common units from the Partnership’s ongoing offering of 2.1 million common units raised subsequent to the Partnership’s unaudited pro forma condensed combined balance sheet date of December 31, 2016, and before the Partnership’s filing of these unaudited pro forma financial statements, and the Partnership’s incurred debt balance of $40.0 million paid subsequent to the Partnership’s unaudited pro forma condensed combined balance sheet date of December 31, 2016, and before the Partnership’s filing of these unaudited pro forma financial statements, as though such transactions occurred at the close of business on December 31, 2016.

The unaudited pro forma condensed combined balance sheet of the Partnership as of December 31, 2016, also gives effect to the completed Acquisition No. 2, which represents the purchase of an approximate 10.5% non-operated working interest in 82 of the Partnership’s 216 existing producing wells and 150 of the Partnership’s 257 future development locations in the Sanish Field Assets from Kaiser Acquisitions and Development – Whiting, LLC, and the related financing transactions of Acquisition No. 2. The related financing transactions consist of the completed sale of common units from the Partnership’s ongoing offering of 1.0 million common units raised subsequent to the Partnership’s unaudited pro forma condensed combined balance sheet date of December 31, 2016, and before the Partnership’s filing of these unaudited pro forma financial statements, and the issuance by the Partnership of $33.0 million in debt to the seller, as though such transactions occurred at the close of business on December 31, 2016.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 gives effect to Acquisitions No. 1 and No. 2 and the related financing transactions as if they occurred on January 1, 2016. The unaudited pro forma statement of operations reflect the results of operations as if the Partnership held the combined approximate 26-27% non-operated working interest in the Sanish Field Assets as of January 1, 2016. The amounts reflected as revenues and expenses in the column labeled “Energy 11, L.P. Historical” for the year ended December 31, 2016 are the revenues and expenses of the Partnership’s initial approximate 11% non-operated working interest in the Sanish Field Assets acquired on December 18, 2015. The amounts reflected as revenues and expenses in the column labeled “Acquisition No. 1 Historical” for the year ended December 31, 2016 and the amounts reflected in the column labeled “Acquisition No. 2 Historical” for the year ended December 31, 2016 are the revenues and direct operating expenses for the period from the assets acquired in Acquisitions No. 1 and No. 2.

The unaudited pro forma condensed combined financial statements were derived by adjusting the Partnership’s historical financial statements for Acquisitions No. 1 and No. 2 and the related transactions.  The unaudited pro forma condensed combined financial statements are provided for informational purposes only and are not indicative of the Partnership’s financial position or results of operations had the transaction been consummated on the dates indicated or the financial position or results of operations for any future period or date.

The unaudited pro forma condensed combined financial statements and the accompanying unaudited pro forma notes should be read in conjunction with the Partnership’s historical audited financial statements and related notes for the year ended December 31, 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, together with (a) the audited Statements of Revenues and Direct Operating Expenses to be acquired by Energy 11, L.P. from Kaiser Acquisition and Development – Whiting LLC under agreement dated March 8, 2017, and (b) the audited financial statements of Kaiser-Whiting, LLC as of December 31, 2015 and for each of the years in the three year period ended December 31, 2015 and the unaudited financial statements as of September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015.

2. Proved Reserves and Purchase Price Allocation

The acquisitions qualify as asset purchases under the Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) 2017-01. As such, the Partnership has allocated the purchase price of the acquired assets ($130.0 million for Acquisition No. 1 and $53.0 million for Acquisition No. 2, respectively) based on each asset’s relative fair value. The purchase prices of $130.0 million and $53.0 million are reflected in the accompanying pro forma condensed combined balance sheet as Oil, natural gas and NGL interests, net, based on the successful efforts method of accounting. For purposes of estimating depletion in the accompanying unaudited pro forma condensed combined statements of operations, the purchase prices have been allocated to oil and gas properties on a combined basis using estimates of reserves.  The purchase price allocations for Acquisitions No. 1 and No. 2 are preliminary and are subject to customary adjustments.

3. Pro Forma Adjustments

The pro forma adjustments made herein are based upon management’s preliminary estimates and assumptions that are subject to finalization. The final allocation may differ materially from the estimates reflected in these pro forma condensed combined financial statements.

Adjustments to the pro forma condensed combined balance sheet

(A) – Acquisition No. 1: reflects the cash consideration paid at closing for the membership interests and purchase price allocation, subject to customary adjustments, including the estimated asset retirement obligation of $0.8 million. Acquisition costs related to the transaction will be capitalized and included as part of the purchase price.

(AA) – Acquisition No. 2: reflects the consideration paid at closing for the membership interests and purchase price allocation, subject to customary adjustments, including the estimated asset retirement obligation of $0.3 million. Acquisition costs related to the transaction will be capitalized and included as part of the purchase price.

(B) – Reflects the net cash received with respect to the common units issued in a public offering of common units representing limited partner interests in the Partnership subsequent to the unaudited pro forma condensed combined balance sheet date of December 31, 2016, and before the filing of these pro forma financial statements. During this period, the Partnership sold approximately 3.1 million common units at $20 per common unit, resulting in approximately $62.3 million in gross proceeds to the Partnership, and $58.5 million net of selling and marketing commissions. Of the total 3.1 million common units sold, the Partnership used the proceeds of the sale of approximately 2.1 million common units for Acquisition No. 1, or approximately $42.1 million in gross proceeds and $39.6 million net of selling and marketing commissions. The Partnership used the proceeds of the sale of approximately 1.0 million common units for Acquisition No. 2, or approximately $20.1 million in gross proceeds to the Partnership, and $18.9 million net of selling and marketing commissions.

(C) – Acquisition No. 2: reflects $33.0 million from the issuance of secured debt to the seller as part of the purchase price.

(D) – Reflects $10.0 million in cash deposits paid in 2016 applied to the purchase price at closing.

Adjustments to the pro forma condensed combined statements of operations

(E) – For Acquisition No. 2, Kaiser Acquisitions and Development – Whiting, LLC discloses oil, natural gas and natural gas liquids revenues net of operating expenses; therefore, the pro forma adjustment reflects the reclassification of operating expenses from oil, natural gas and natural gas liquids revenues to reflect the same classification as the Partnership’s financial statements.

(F) – Reflects the elimination of acquisition costs incurred in 2016, prior to the Partnership’s adoption of ASU 2017-01, on the Partnership’s historical statement of operations, as these are nonrecurring charges directly attributable to Acquisition No. 1. Effective January 1, 2017, the Partnership adopted ASU 2017-01, which reflects Acquisitions No. 1 and No. 2 as asset purchases; therefore, all acquisition costs incurred on or subsequent to January 1, 2017 will be capitalized and included as part of the purchase price, as noted in Adjustments (A) and (AA).

(G) – Reflects the elimination of Kaiser-Whiting, LLC’s depletion of its oil, natural gas and NGL interests under the full cost method of accounting.

(H) – Reflects depletion calculated by allocation of the total purchase price of Acquisition No. 1 to combined estimates of oil and gas reserves acquired based on historical reserve information and production quantities for each of the periods presented and accretion of the asset retirement obligations using the successful efforts method of accounting.

(I) – Reflects depletion calculated by allocation of the total purchase price of Acquisition No. 2 to combined estimates of oil and gas reserves acquired based on historical reserve information and production quantities for each of the periods presented and accretion of the asset retirement obligations using the successful efforts method of accounting.

(J) – Reflects interest expense incurred on the $33.0 million secured debt issued in conjunction with Acquisition No. 2, at an annual interest rate of 5%.

(K) – Reflects the increase in weighted average shares for the assumed acquisition date of January 1, 2016 and the shares issued subsequent to December 31, 2016 discussed in Adjustment (B) for Acquisitions No. 1 and No. 2.